Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CAI International, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-143000 and 333-159870) and on Form S-3 (No. 333-168480) of CAI International, Inc. of our reports dated March 15, 2011, with respect to the consolidated balance sheets of CAI International, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of CAI International, Inc.

/s/ KPMG LLP

San Francisco, California

March 15, 2011